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14049739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GORDON, HASKETT & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E. PUTNAM AVE, 2ND FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLAN S. GORDON 203-862-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

100 CAMPUS DRIVE, SUITE 106	FLORHAM PARK,	NJ	07932
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2014
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HAP 3/25

DD 3/27/14

OATH OR AFFIRMATION

I, ALLAN S. GORDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GORDON, HASKETT & CO., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT & CO.
(A PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)
AS A PUBLIC DOCUMENT

GORDON, HASKETT & CO.
(A PARTNERSHIP)
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Gordon, Haskett & Co.

We have audited the accompanying financial statement of Gordon, Haskett & Co. (A Partnership), which comprise the statement of financial condition as of December 31, 2013 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett & Co. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 13, 2014

GORDON, HASKETT & CO.
(A PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 1,223,376
Deposit with clearing broker	100,000
Receivables from brokers and dealers	2,385
Accounts receivable (net of allowance for doubtful accounts of $27,212)	240,416
Securities owned, at fair value	25,245
Property and equipment (net of accumulated depreciation of $51,800)	81,041
Security deposit	51,412
Total assets	$ 1,723,875

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued research/services payable	$ 244,963
Accounts payable and accrued liabilities	25,000
Total liabilities	269,963
Commitment and contingencies	
Partners' capital	1,453,912
Total liabilities and partners' capital	$ 1,723,875

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT & CO.
(A PARTNERSHIP)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Broker-Dealer Business

Gordon, Haskett & Co., a Connecticut limited partnership (the "Partnership"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership provides outsourcing, disaster recovery and brokerage services' solutions to various institutions.

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The primary sources of revenues consist of commissions (soft dollar arrangements), consulting and research income.

Use of Estimates

The preparation of financial statement in conformity with principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include short-term money market funds, highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected.

Income Taxes

In accordance with federal income tax regulations, the Partnership's income, losses and deductions are passed through to its partners.

The Partnership recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Partnership. The determination of attribution, if any, applies for each jurisdiction where the Partnership is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate, which is zero as of December 31, 2013

Management has analyzed the Partnership's tax positions, and has concluded that no liability for uncertain tax positions should be recorded for related tax positions taken on returns filed for open years 2010-2012, or expected to be taken in year 2013 tax returns. The Partnership identifies its major tax

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

jurisdictions as U.S. Federal and Connecticut where the Partnership operates. The Partnership is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months

Valuation of Investments in Securities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices in active markets for identical investments.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

Property and Equipment

Property and equipment consist of computers, furniture and fixtures which are recorded at cost and depreciated over their estimated useful life of five years. Major renewals and improvements are capitalized.

Note 2 - Fair Value Measurements of Securities Owned

The Partnership's securities owned are recorded at fair value have been categorized based upon a fair value hierarchy.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

Description	Level 1	Level 2	Level 3	Total
Equities-Listed U.S. Common Stock	$ 25,245	$ -	$ -	$ 25,245

Note 3 - Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership had net capital of $1,053,217, which was $1,003,217 in excess of its required net capital of $50,000. The Partnership's net capital ratio was 0.26 to 1.

Note 4 - Commitments and Contingencies

Lease Commitment

The Partnership has an office lease scheduled to expire in April 2016, providing for a five year renewal option. The future minimum annual rental payments consist of the following at December 31, 2013:

Year Ending December 31	Amount
2014	$ 279,540
2015	279,540
2016	93,180
	$ 652,260

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The partnership also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

The Partnership maintains its cash and cash equivalents at various financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Partnership has not experienced any losses on such accounts.

Note 6 – Employee Benefit Plans – 401(k) Plan

The Partnership sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and services requirements.

Note 7 - Subsequent Events

Subsequent events have been evaluated through March 13, 2014, the date of issuance, and management has determined that no subsequent events occurred that would require adjustment to or disclosure in the financial statements or accompanying notes.